EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

STORA ENSO CORPORATION
(Translation of registrant's name into English)

Kanavaranta 1
P.O.Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

News Release | April 10, 2002 | STORAENSO

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Finnish State's holding in Stora Enso decreased

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso Oyj has been informed that the Finnish State's holding in the company has decreased in percentage terms due to its sale of Stora Enso shares on 4 April 2002.

With reference to Chapter 2, paragraph 10 of the Finnish Securities Markets Act and the relevant decision of the Finnish Ministry of Finance, Stora Enso Oyj is reporting that as of 4 April 2002 the shareholding of the Finnish State is as follows:

Finnish State	Number of shares	% of shares	% of votes
Series A shares	55 595 937	6.2%	21.8%
Series R shares	58 483 501	6.5%	2.3%
Total	114 079 438	12.7%	24.1%

The holding of the Finnish State has been calculated according to the share capital registered on 3 April 2002.

For further information, please contact:
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,
tel. 715 422 4023
Scott Deitz, Vice President, Investor Relations, Stora Enso North America,
tel. 715 422 1521

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso's sales total EUR 13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43 000 ... the Company's shares are listed in Helsinki, New York and

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2002

STORA ENSO OYJ

By:____________________________

Name: Esko Mäkeläinen

Tile: Senior Executive Vice President, Accounting and Legal Affairs

By:____________________________

Name: Jyrki Kurkinen

Tile: General Counsel